[GRAPHIC OMITTED]


                 ELSCINT LTD. REPORTS FIRST QUARTER 2004 RESULTS
                 -----------------------------------------------


        Tel Aviv, Israel - June 1, 2004- Elscint Ltd. (NYSE: ELT), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced its results for the quarter ended March 31, 2004.


 First Quarter Results


        Consolidated revenues for the first quarter of 2004 were NIS 66.1 million ($14.6 million) compared with NIS 42.4 million reported in the corresponding quarter last year.


        Revenues from operating and managing hotels increased to NIS 52.1 million ($11.5 million) compared to NIS 39.0 million for the same quarter last year. This increase is attributed mainly to (i) an increase in London hotel revenues; (ii) an increase in revenues from the Astrid Park Plaza hotel in Belgium, associated with its newly opened Aquatopia attraction; and (iii) an increase in revenues from the apartment hotel in Bucuresti Romania, due to an increase in renovated apartments available for use. In addition, the devaluation of the NIS against the UK pound and the Euro has caused an increase in the reported amounts of revenues from hotels.


        Revenues include NIS 10.8 million ($2.4 million) from the Arena commercial and entertainment center in Marina Herzlia, Israel, which commenced operations in June 2003.


        Gross profit for the first quarter of 2004 was NIS 19.7 million ($4.4 million) compared with NIS 14.4 million in the corresponding quarter of 2003. The increase in gross profit is principally derived from an increase in the revenues of our hotel segment mentioned above.


        Operating loss in the first quarter of 2004 was NIS 4.9 million ($1.1 million) compared with NIS 6.6 million for the first quarter of last year. This improvement is due to the increase in gross profit mentioned above, offset in part by an increase in selling and marketing expenses attributable to the commencement of operations at the Arena entertainment and commercial center.


        Loss from continuing operations for the first quarter of 2004 was NIS
20.1 million ($4.4 million), or NIS 1.20 ($0.27) basic loss per share, compared with of NIS 17.6 million, or NIS 1.05 basic loss per share, for the same quarter last year. The increase in loss from continuing operation results primarily from finance expenses net, of NIS 11.5 million ($2.6 million), compared with NIS 5.8 million in the same quarter of last year. This increase is mainly attributable to devaluation of the NIS against the US dollar in the first quarter of 2004.

      Loss from discontinuing operations for the first quarter of 2004 was NIS
1.2 million ($0.3 million), or NIS 0.07 ($0.02) basic loss per share, compared with net income from discontinued operation of NIS 4.1 million or NIS 0.24 basic earnings per share, for the first quarter last year.

        Net loss for the first quarter of 2004 was NIS 21.3 million ($4.7 million), or NIS 1.27 ($0.29) basic loss per share, compared with NIS 13.5 million, or NIS 0.81 basic loss per share, for the same quarter last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


For Further Information:
Company Contact                                   Investor Contact
Marc Lavine                                       Rachel Levine
Elscint, Ltd.                                     The Anne McBride Company
+972-3-608-6011                                   +212-983-1702  x.207
Mlavine@elscint.net                               rlevine@annemcbride.com


                             Financial Tables Follow

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
   CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                                                          Convenience
                                                           March 31,                      translation
                                                     --------------------   December 31,    March 31,
                                                      2004          2003        2003          2004
                                                     -------      -------   ------------  ------------
                                                          (Unaudited)         (Audited)    (Unaudited)
                                                     --------------------   ------------  ------------
                                                                                              U.S.$
                                                       Adjusted NIS (thousands)            (thousands)
                                                     -----------------------------------  ------------

 ASSETS
 Current Assets
 Cash and cash equivalents                            70,315       92,568       98,460       15,529
 Short-term investments and deposits                 161,669      156,645      164,571       35,704
 Accounts receivable - trade, net                     19,274       18,229       17,419        4,257
 Other accounts receivable and prepaid expenses       24,716       22,629       30,432        5,458
 Hotels inventories                                    2,982        2,331        2,865          659
                                                   ---------    ---------    ---------      -------
                                                     278,956      292,402      313,747       61,607
                                                   ---------    ---------    ---------      -------

 Long-Term Accounts And Investments
 Investments, loans and long-term receivables,        81,808      334,711       79,791       18,067
 net
 Investment in affiliated company                     23,648       27,924       24,340        5,223
                                                   ---------    ---------    ---------      -------
                                                     105,456      362,635      104,131       23,290
                                                   ---------    ---------    ---------      -------

 Fixed assets, net                                 2,089,475    1,662,384    2,003,427      461,456
                                                   ---------    ---------    ---------      -------

 Other assets, net                                     9,617       14,217       10,916        2,124
                                                   ---------    ---------    ---------      -------

 Assets related to discontinuing operation            15,979       30,280       16,228        3,529
                                                   ---------    ---------    ---------      -------

                                                   2,499,483    2,361,918    2,448,449      552,006
                                                   =========    =========    =========      =======



 (1)Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
   CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                                                            Convenience
                                                          March 31,                         translation
                                                   ----------------------     December 31,    March 31,
                                                    2004            2003         2003           2004
                                                   ------          ------    -------------  ------------
                                                         (Unaudited)          (Audited)     (Unaudited)
                                                   ----------------------    -------------  ------------
                                                                                                U.S.$
                                                       Adjusted NIS (thousands)              (thousands)
                                                   ---------------------------------------  ------------
 LIABILITIES AND
  SHAREHOLDERS' EQUITY

 Current Liabilities
 Short-term credits                                 428,303       226,925      407,599          94,590
 Accounts payable - trade                            45,219        45,543       56,749           9,987
 Accrued liabilities                                 78,059        64,640       76,955          17,239
                                                   --------      --------     --------        --------
                                                    551,581       337,108      541,303         121,816
                                                   --------      --------     --------        --------

 Long-Term Liabilities
 Loans and other long term liabilities              896,986       913,016      850,002         198,098
 Liability for employee severance benefits, net         439           655          468              97
                                                   --------      --------     --------        --------
                                                    897,425       913,671      850,470         198,195
                                                   --------      --------     --------        --------

 Liabilities related to discontinuing operations     83,382        96,169       82,217          18,415
                                                   --------      --------     --------        --------

 Minority interest                                   29,308        29,565       28,261           6,473
                                                   --------      --------     --------        --------

 Shareholders' equity                               937,787       985,405      946,198         207,107
                                                   --------      --------     --------        --------

                                                  2,499,483     2,361,918    2,448,449         552,006
                                                  =========     =========    =========        ========


 (1)Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
   CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)



                                                                                           Convenience
                                                            March 31,                      Translation
                                                      -------------------    December 31,    March 31,
                                                        2004        2003        2003           2004
                                                      --------    -------   ------------- ------------
                                                           (Unaudited)        (Audited)    (Unaudited)
                                                      -------------------   ------------- ------------
                                                                                              U.S.$
                                                             Adjusted NIS (thousands)      (thousands)
                                                      ----------------------------------- -------------

 Revenues
 Operating and managing hotels                          52,087     38,988      189,205         11,504
 Hotel leasing                                           3,280      3,402       13,495            724
 Commercial and entertainment center                    10,772          -       20,106          2,379
                                                       -------    -------      -------        -------
                                                        66,139     42,390      222,806         14,607
                                                       -------    -------      -------        -------

 Cost of revenues
 Hotels operations and management                       34,010     27,318      128,301          7,512
 Hotel leasing                                             857        651        3,510            189
 Commercial and entertainment center                    11,543          -       21,975          2,549
                                                       -------    -------     --------        -------
                                                        46,410     27,969      153,786         10,250
                                                       --------   --------     --------        -------

 Gross profit                                           19,729     14,421       69,020          4,357
 Hotels' depreciation, amortization and
   operation expenses                                   14,470     12,913       50,432          3,196
 Initiation expenses, net                                  177      1,144        4,303             39
 Selling and marketing expenses                          3,540          -        8,948            782
 General and administrative expenses                     6,436      6,979       29,355          1,421
                                                       --------   --------     --------        -------

 Operating loss                                         (4,894)    (6,615)     (24,018)        (1,081)

 Finance expenses, net                                 (11,462)    (5,815)     (41,262)        (2,531)
 Other expenses, net                                      (758)    (2,991)     (16,176)          (167)
                                                       --------   --------     --------        -------

 Loss before income taxes                              (17,114)   (15,421)     (81,456)        (3,779)

 Income taxes (tax benefits)                             1,243     (1,323)      (8,384)           275
                                                       --------   --------     --------        -------

 Loss after income taxes                               (18,357)   (14,098)     (73,072)        (4,054)

 The Company's share in loss of affiliated
   company                                              (1,512)    (3,565)      (7,019)          (334)
 Minority interest in (earnings) loss of a
    subsidiary                                            (206)        70          746            (45)
                                                       --------   --------     --------        -------

 Loss from continuing Operations                       (20,075)   (17,593)     (79,345)        (4,433)

 Net (loss) income from discontinuing operation         (1,190)     4,079       12,972           (263)
                                                       --------   --------     --------        -------

 Loss                                                  (21,265)   (13,514)     (66,373)        (4,696)
                                                       ========   ========     ========       ========



(1)Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)


                                                                                           Convenience
                                                            March 31,                      Translation
                                                      -------------------    December 31,    March 31,
                                                        2004        2003        2003           2004
                                                      --------    -------   ------------- ------------
                                                           (Unaudited)        (Audited)    (Unaudited)
                                                      -------------------   ------------- ------------
                                                                                              U.S.$
                                                             Adjusted NIS (thousands)      (thousands)
                                                      ----------------------------------- -------------

 Basic earnings (loss) per ordinary
   share (NIS 0.05 par value) from:

 Continuing operations                                 (1.20)        (1.05)       (4.75)       (0.27)
 Discontinuing operation                               (0.07)         0.24         0.78        (0.02)
                                                     ---------      --------    ---------     --------
                                                       (1.27)        (0.81)       (3.97)       (0.29)
                                                     =========      ========    =========     ========



 (1)Prepared in accordance with Israeli GAAP.